UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No: 001-10109

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Beckman Coulter, Inc. Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beckman Coulter, Inc.

250 S. Kraemer Boulevard

Brea, California 92822

REQUIRED INFORMATION

The Beckman Coulter, Inc. Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1 through 3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal years ended December 31, 2010, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated by reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC. SAVINGS PLAN

	By:	Beckman Coulter, Inc.
Benefits Finance and Administration Committee

Date: June 23, 2011	By:	/s/ Charles P. Slacik
Charles P. Slacik
Committee Chairman

BECKMAN COULTER, INC. SAVINGS PLAN

Brea, California

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2010 and 2009

BECKMAN COULTER, INC. SAVINGS PLAN

Brea, California

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Beckman Coulter, Inc.

Benefits Finance and Administration Committee

Brea, California

We have audited the accompanying statements of net assets available for benefits of the Beckman Coulter, Inc. Savings Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 23, 2011

1.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
Investments at fair value	$1,103,821,777	$990,971,048

Cash	91,165	—

Receivables
Employer contribution receivable	5,950,357	6,229,669
Employee contribution receivable	1,393,490	1,292,872
Notes receivable from participants	14,276,465	14,041,101

Total receivables	21,620,312	21,563,642

Net assets reflecting all investments at fair value	1,125,533,254	1,012,534,690

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,597,934	9,710,393

Net assets available for benefits	$1,127,131,188	$1,022,245,083

See accompanying notes to financial statements.

2.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

Additions to net assets attributed to:
Net appreciation in fair value of investments	$105,107,287
Interest	5,053,236
Dividends	12,402,202

Total investment income	122,562,725

Interest income on notes receivable from participants	787,891

Contributions:
Company matching (employer)	15,052,892
Retirement Plus (employer)	5,417,162
Employee	48,335,470

Total contributions	68,805,524

Total additions	192,156,140

Deductions from net assets attributed to:
Distributions of benefits	83,705,787
Administration expenses and other	220,803

Total deductions	83,926,590

Increase in net assets prior to plan transfers	108,229,550

Plan transfers (Note 8)	(3,343,445)

Net increase	104,886,105

Net assets available for benefits – beginning of year	1,022,245,083

Net assets available for benefits – end of year	$1,127,131,188

See accompanying notes to financial statements.

3.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Beckman Coulter, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General: Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989. The Plan is a defined-contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits Finance and Administration Committee (the Committee), whose members are appointed by the board of directors of the Company.

Contributions: Participants may elect to contribute up to 45% of their eligible pay in a combination of pretax and after-tax withholdings. Each participant’s pretax contributions in the calendar year may not exceed $16,500 in 2010. Additionally, participants age 50 or older may contribute up to $5,500 in 2010, as a catch-up contribution. Eligible employees are automatically enrolled in the Plan to contribute 7% of eligible pay in pretax withholdings, unless the employee opts out of participation.

The Company matches 50% of participants’ contributions, up to 7% of participants’ total compensation. Forfeitures are applied to reduce the Company’s contributions.

Retirement Plus employer contributions were established for the benefit of employees of Coulter Corporation and are not applicable to other employees of the Company, except for certain employees of Beckman Coulter Puerto Rico Inc. Employees of Coulter Corporation as of the acquisition date of October 31, 1997, and hired through April 30, 2000, participate (or are eligible for participation) upon completing one year of service. Also, employees in Puerto Rico who are hired on or after January 1, 2007 participate in Retirement Plus on the January 1 following their date of hire. Annually, the Company makes contributions to participants’ Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the year and an excess contribution which ranges from 0% to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company contributions, and earnings on all contributions.

Investment Options: Participants have a choice of various core investment funds for their contributions. Participants may transfer their account balances among the different investment funds. Participants may also transfer up to a maximum of 50% of their overall plan balance, less any outstanding loan amounts, to a Tradelink+ account, which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account currently holds predominantly common stocks, preferred stocks, bonds, and mutual funds.

Company contributions may be directed to any of the core investment funds. Participants have the right to elect investment options upon enrollment or reenrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis. The Plan also allows participants to invest in the common stock of the Plan Sponsor, Beckman Coulter, Inc. Effective March 1, 2010, the Plan Sponsor limited future allocations in the Beckman Coulter Stock Fund to 10% of participant contributions. Participants would also not be able to transfer amounts into the Beckman Coulter Stock Fund if the value of current holdings in the Beckman Coulter Stock Fund exceeded 10% of the participant’s total account value. The Plan Sponsor did not require participants to liquidate any current holdings in the Beckman Coulter Stock Fund.

4.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Repayment is generally required within 5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Participant Accounts: Each participant’s account is credited with: (a) the participant’s contributions, (b) the Company’s contributions, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting and Benefits: Participants immediately vest in the value of their own contributions. Participants’ interests in the Company’s non-Retirement Plus contributions, and the related gains and losses, are fully vested if hired before 2007. Participants hired in 2007 or after become 100% vested in the Company’s non-Retirement Plus contributions after the earlier of completion of 3 years of service, layoff, retirement, death, or age 65. Retirement Plus contributions vest ratably over five years of employment. Participants also become fully vested in Retirement Plus contributions upon reaching normal retirement age, death, or permanent disability.

On termination of service, retirement, permanent layoff, permanent disability, or death, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account; a partial distribution if his or her account balance exceeds $1,000; or installment payments to be paid monthly, quarterly, semiannually or annually over the participant’s life expectancy. If the total vested value is greater than $1,000, the participants may elect to postpone their distribution until the year following the year they attain age 70 1/2.

Forfeitures: All forfeitures of benefits reduce total cash contributions made by the Plan sponsor. As of December 31, 2010 and 2009, forfeited nonvested accounts totaled $343,779 and $105,451, respectively. These amounts will be used to reduce future employer contributions.

Administrative Expenses: Beginning in 2008, substantially all of the Plan’s administrative expenses are paid by the Plan. The Company paid no expenses on the Plan’s behalf for the year ended December 31, 2010.

Continuation of the Plan: The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and non-forfeitable without regard to the years of service of participants. On February 15, 2011, the Plan Sponsor received a tender offer from Djanet Acquisition Corp, an indirect wholly owned subsidiary of Danaher Corporation (Danaher), to purchase all outstanding shares of Beckman Coulter, Inc. common stock. The tender offer will expire on June 24, 2011, and Danaher has stated it expects the transaction to close in June 2011. Plan management is not aware of any imminent decision to terminate the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

5.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits: Benefits are recorded when paid.

Adoption of New Accounting Standard: In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $14,041,101 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan’s net assets available for benefits.

Risks, Concentrations, and Uncertainties: The Plan provides for various investment options including equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan allows participants to invest in the common stock of the Plan Sponsor, Beckman Coulter, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 9.6% and 11.4% of plan net assets as of December 31, 2010 and 2009, respectively.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results could differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds a direct interest in fully benefit-responsive contracts through its investment in the Stable Value Fund (Note 3). Effective June 17, 2011, the Plan liquidated its holdings in the underlying assets of the Stable Value Fund. Liquidation occurred at fair value, which exceeded contract value, and amounts were transferred into the T. Rowe Price Stable Value Fund, a collective trust.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

6.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds and publicly traded common and preferred stocks (including Company common stock): The fair values of mutual fund and common and preferred stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Collective trusts: The fair values of participation units held in collective trusts, other than stable value funds, are based on the net asset values as reported by the fund managers as of the financial statement dates and recent transaction prices (level 2 inputs). The underlying investments of the collective trusts which are fixed income funds include corporate bonds and notes, asset-backed securities, mortgage-backed securities, U.S. Government Treasury and agency securities, collateralized mortgage obligations, international debt, and short term investments. The investment objective of these funds is to provide returns equal to or better than AAA quality bond indices for securities with comparable durations. The short term investment collective trust seeks to provide a reasonable rate of return by investing in a full range of high-quality, short-term money market securities. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The fair value of the interest in the stable value fund is based upon the net asset values of the fund after an adjustment to reflect all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager (level 2 inputs). The fund invests in guaranteed investment contracts and synthetic investment contracts issued by life insurance companies and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay benefits. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no advance notification requirements.

Corporate Bonds: Corporate bonds are valued at the closing price reported in the active market in which the bond is traded (level 1 inputs).

7.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Wrapper contracts: Fair values of wrapper contracts associated with synthetic investment contracts are based on current bid rates for similar contracts (level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis which are held by the Plan as of December 31, 2010 and 2009 are summarized below:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Plan sponsor common stock	$107,574,055	$—	$—
Common stock	7,711,035	—	—
Mutual funds
Foreign large blend funds	1,212,527	—	—
Foreign large growth funds	42,256,091	—	—
Large blend funds	61,855,388	—	—
Large growth funds	144,117,450	—	—
Large value funds	18,048,728	—	—
Mid-cap blend funds	7,404,079	—	—
Mid-cap growth funds	94,847,600	—	—
Money market funds	704,580	—	—
Retirement income funds	5,664,383	—	—
Small blend funds	47,801,794	—	—
Intermediate-term bond funds	2,476,827	—	—
Target funds- balanced (1)	46,252,527	—	—
Target funds- equity (2)	226,938,449	—	—
Other	4,886,984	—	—
Collective trusts
Stable value funds	—	2,877,208	—
Short term investment fund	—	903,313	—
Fixed income funds	—	280,240,855	—
Wrapper contracts	—	—	47,904

Total	$819,752,497	$284,021,376	$47,904

(1)	These funds generally invest approximately 50% in equity securities and 50% in debt securities and fixed income securities.
(2)	These funds generally invest approximately 65% or more in equity securities, with the remainder in debt securities and fixed income securities.

There were no significant transfers between Level 1 and Level 2 investments during 2010.

8.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Plan sponsor common stock	$116,126,680	$—	$—
Common stock	6,610,112	—	—
Preferred stock	15,055	—	—
Corporate bonds—Non-convertible	88,044	—	—
Mutual funds
Foreign large growth funds	42,429,965	—	—
Large blend funds	56,428,449	—	—
Large growth funds	129,744,339	—	—
Large value funds	14,236,928	—	—
Mid-cap growth funds	73,001,187	—	—
Money market fund	333,550	—	—
Retirement income funds	5,569,920	—	—
Small blend funds	42,272,286	—	—
Target funds- balanced (3)	44,997,848	—	—
Target funds- equity (4)	178,144,836	—	—
Other	4,234,772	—	—
Collective trusts
Stable value funds	—	13,117,702	—
Short term investment fund	—	1,444,946
Fixed income funds	—	261,799,004	—
Wrapper contracts	—	—	375,425

Total	$714,233,971	$276,361,652	$375,425

(3)	These funds generally invest approximately 50% in equity securities and 50% in debt securities and fixed income securities.
(4)	These funds generally invest approximately 65% or more in equity securities, with the remainder in debt securities and fixed income securities.

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2010:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)
Beginning balance, January 1, 2010	$375,425
Change in estimated fair value of wrapper contracts*	(327,521)

Ending balance, December 31, 2010	$47,904

*	Change in estimated fair value of the wrapper contracts is reflected in net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

9.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 3 - STABLE VALUE FUND

The Stable Value Fund includes investments in collective trusts and synthetic guaranteed investment contracts (GICs). This fund is an investment pool that is managed solely for participants of the Plan, and the Plan holds all of the underlying investments of the Stable Value Fund. The synthetic GICs in this fund are comprised of cash, collective trusts, and wrapper contracts.

Withdrawals resulting from events initiated by the Company, such as Plan or contract termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. Certain events that would allow the contract issuers to terminate the contracts and result in the execution of participant transactions at other than contract value include loss of the Plan’s qualified status, plan merger or spin-off, bankruptcy of the Plan sponsor, or closing of units of the Company. However, since no such events are being contemplated at this time and management is not aware of any events that would cause the Plan to transact at less than contract value, these “potential” limitations are determined not to be probable and do not jeopardize the contract value reporting for these investments.

Synthetic GICs operate similarly to a guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a general account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

As of December 31, 2010 and 2009, the average yield earned on amounts invested in the synthetic investment contracts was 1.91% and 3.54%, respectively. As of December 31, 2010 and 2009, the average yield based upon the crediting interest rates to participants on such contracts was 1.72% and 2.30%, respectively. There were no valuation reserves recorded to adjust contract amounts. The crediting rates of the contracts are based on an agreed-upon formula with the issuer but can not be less than zero. Rates are reviewed on a quarterly basis for resetting. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration.

NOTE 4 - INVESTMENTS

The fair values of individual investments which represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010, are as follows:

Common stock:
Beckman Coulter, Inc.	$107,574,055

Mutual funds:
T. Rowe Price Blue Chip Growth Fund	144,117,450
T. Rowe Price Mid-Cap Growth Fund	94,847,600
Vanguard Institutional Index Fund	61,855,388
T. Rowe Price Retirement 2020 Fund	61,971,204

Stable value fund:
Collective trusts:
Dwight Target 2 Fund	186,683,585
Dwight Target 5 Fund	75,337,749

10.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 4 - INVESTMENTS (Continued)

The fair values of individual investments which represent 5% or more of the Plan’s net assets available for benefits at December 31, 2009, are as follows:

Common stock:
Beckman Coulter, Inc.	$116,126,680

Mutual funds:
T. Rowe Price Blue Chip Growth Fund	129,744,339
T. Rowe Price Mid-Cap Growth Fund	73,001,187
Vanguard Institutional Index Fund	56,428,449
T. Rowe Price Retirement 2020 Fund	52,461,784

Stable value fund:
Collective trusts:
Dwight Target 2 Fund	160,527,904
Dwight Target 5 Fund	88,379,155

The net appreciation of the Plan’s investments by investment type for the year ended December 31, 2010 is as follows:

Common stock	$14,844,467
Mutual funds	89,145,087
Other investments	1,117,733

$105,107,287

NOTE 5 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter, dated August 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and currently being operated in compliance with applicable requirements of the IRC. The Plan Sponsor has applied for a new determination letter, which is currently open with the IRS.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price Trust Company is the Plan trustee and an affiliate of T. Rowe Price, therefore these transactions qualify as party-in-interest transactions.

Dwight Asset Management Company (Dwight) is the investment advisor for the Stable Value Fund. This fund holds certain investments managed by Dwight, and therefore these investments qualify as party-in-interest transactions. The Plan also allows loans to plan participants, which qualify as party-in-interest transactions. The Plan also paid administrative fees to T. Rowe Price Trust Company and T. Rowe Price Retirement Services (plan recordkeeper) during 2010 which qualify as party-in-interest transactions.

11.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 AND 2009

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

The Plan also held 1,429,936 and 1,774,552 shares of Company common stock as of December 31, 2010 and 2009, respectively. The Plan received dividends of $1,181,199 on Company common stock during 2010.

NOTE 7 - FORM 5500 RECONCILIATION

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to net assets per the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$1,127,131,188	$1,022,245,083
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,597,934)	(9,710,393)

Net assets per the Form 5500	$1,125,533,254	$1,012,534,690

The following is a reconciliation of the increase in net assets available for benefits prior to plan transfers per the financial statements for the year ended December 31, 2010, to net income per the Form 5500:

Increase in net assets available for benefits prior to plan transfers per the financial statements	$108,229,550
Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2010	(1,597,934)
Adjustment from fair value to contract value for fully benefit- responsive investment contracts at December 31, 2009	9,710,393

Net income per the Form 5500	$116,342,009

NOTE 8 - PLAN TRANSFER

On December 31, 2010, the Plan completed a spin-off of the Plan’s Puerto Rico participants into the Beckman Coulter, Inc. Puerto Rico Savings Plan (PR Savings Plan). The transfer of $3,343,445 in net assets of the Plan into the PR Savings Plan was completed on this date.

12.

SUPPLEMENTAL SCHEDULE

BECKMAN COULTER, INC. SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF THE YEAR)

December 31, 2010

Plan Sponsor: Beckman Coulter, Inc.

Employer Identification Number: 95-1040600

Plan Number: 011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
Common stock:
*	Beckman Coulter, Inc.	Common stock	*	*	$107,574,055

Mutual funds:
*	T. Rowe Price	Blue Chip Growth Fund	*	*	144,117,450
*	T. Rowe Price	Equity Income Fund	*	*	18,048,728
	Fidelity	Diversified International Fund	*	*	42,256,091
	Vanguard	Institutional Index Fund	*	*	61,855,388
*	T. Rowe Price	Mid-Cap Growth Fund	*	*	94,847,600
	Neuberger Berman	Genesis Fund	*	*	47,801,794
*	T. Rowe Price	Prime Reserve Fund	*	*	704,580
*	T. Rowe Price	Retirement 2005 Fund	*	*	14,702,646
*	T. Rowe Price	Retirement 2010 Fund	*	*	31,549,881
*	T. Rowe Price	Retirement 2015 Fund	*	*	45,673,682
*	T. Rowe Price	Retirement 2020 Fund	*	*	61,971,204
*	T. Rowe Price	Retirement 2025 Fund	*	*	40,843,975
*	T. Rowe Price	Retirement 2030 Fund	*	*	31,447,921
*	T. Rowe Price	Retirement 2035 Fund	*	*	18,160,896
*	T. Rowe Price	Retirement 2040 Fund	*	*	17,609,437
*	T. Rowe Price	Retirement 2045 Fund	*	*	7,236,554
*	T. Rowe Price	Retirement 2050 Fund	*	*	2,827,705
*	T. Rowe Price	Retirement 2055 Fund	*	*	1,167,075
*	T. Rowe Price	Retirement Income Fund	*	*	5,664,383
	Vanguard	Developed Market Index Institutional	*	*	1,212,527
	Vanguard	Extended Markets Index Signal	*	*	7,404,079
	Vanguard	Total Bond Market Index Signal	*	*	2,476,827

					699,580,423

Collective trust:
	Russell Investments	Fixed Income I Fund	*	*	18,219,521

Stable value fund:
	Wrapper contracts:
	NATIXIS Financial	Wrapper contract FP 1062-01	*	*	—
	State Street	Wrapper contract 97077	*	*	47,904
	Transamerica Life	Wrapper contract 76850	*	*	—

	Collective trusts:
*	Dwight Asset Management Company	Dwight Target 2 Fund	*	*	186,683,585
*	Dwight Asset Management Company	Dwight Target 5 Fund	*	*	75,337,749
	Bank of New York	Short Term Investment Fund	*	*	903,313
	SEI Trust Company	SEI Stable Asset Fund	*	*	2,877,208

					265,849,759

13.

BECKMAN COULTER, INC. SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF THE YEAR)

December 31, 2010

Plan Sponsor: Beckman Coulter, Inc.

Employer Identification Number: 95-1040600

Plan Number: 011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Other:
	Various	Tradelink+ Brokerage Accounts	**	$ 12,598,019
*	Plan participants	Participant loans (interest rates ranging from 4.25% to 13.75%)	**	14,276,465

	Total assets held for investment			$ 1,118,098,242

*	Indicates party-in-interest investment
**	Information not required for participant-directed plans

14.

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm